EXHIBIT 99.1

Supplementary announcement regarding the Company’s annual general meeting on June 23, 2017

1. Date of the board of directors resolution: 2017/05/08

2. Date for convening the shareholders’ meeting: 2017/06/23

3. Location for convening the shareholders’ meeting:

Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District,

New Taipei City, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Report items:

a.	The Company’s 2016 business report

b.	2016 audit committee’s audit report concerning the Company’s financial statements

c.	Report on 2016 remuneration allocation for directors and employees

(2) Matters for Ratification:

a.	Ratification of 2016 business report and financial statements

b.	Ratification of 2016 profit allocation proposal

— Shareholders’ cash dividends: NT$4.9419 per share

(3) Matters for Discussion:

a.	The amendment to the Procedures for Acquisition or Disposal of Assets

(4)	Elections: The supplementary election of the Company’s independent director of 8th board of directors

(5) Other Matters: Release of restrictions on competitive activities on director

(6) Other business and special motions

5. Book closure starting and ending dates: 2017/04/25~2017/06/23

6. Any other matters that need to be specified:

(1)	This (2017) annual general meeting will adopt electronic voting as one of the methods for shareholders to exercise their voting power.

(2)	It is proposed to release restrictions on Director Yih-Yu Lei from compete activities according to Article 209 of the Company Act. Please refer to the Annual General Meeting Handbook for the details of her concurrent positions in compete companies and the business lines of which that are similar with Chunghwa Telecom.